UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number: 001-36582

Auris Medical Holding AG

(Exact name of registrant as specified in its charter)

Bahnhofstrasse 21

6300 Zug, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Entry into a Material Definitive Agreement

Purchase Agreement and Registration Rights Agreement

On May 2, 2018, Auris Medical Holding AG (the “Company” or “we”) entered into a purchase agreement (the “Purchase Agreement”) and a Registration Rights Agreement (the “Registration Rights Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”). Pursuant to the Purchase Agreement, LPC has agreed to subscribe for up to $10,000,000 of our common shares over the 30-month term of the Purchase Agreement.

Upon satisfaction of the conditions in the Purchase Agreement, including that a registration statement, which we have agreed to file with the SEC, pursuant to the Registration Rights Agreement, is declared effective by the SEC and a final prospectus in connection therewith is filed by the SEC (the “Commencement”), we will have the right, from time to time at our sole discretion over the 30-month period from and after the Commencement, to require LPC to subscribe for up to 250,000 of our common shares, subject to adjustments as set forth below (such maximum number of shares, as may be adjusted from time to time, the “Regular Purchase Share Limit”; each such purchase, a “Regular Purchase”); provided, however, that (i) the Regular Purchase Share Limit shall be increased to 300,000 of our common shares if the total number of outstanding common shares on the purchase date exceeds 10,000,000, (ii) the Regular Purchase Share Limit shall be increased to 350,000 of our common shares if the closing sale price of our common shares is not below $1.00 on the purchase date and the total number of outstanding common shares on the purchase date exceeds 12,500,000 and (iii) the Regular Purchase Share Limit shall be increased to 400,000 of our common shares if the closing sale price of our common shares is not below $1.00 on the purchase date and the total number of outstanding common shares on the purchase date exceeds 15,000,000. The Regular Purchase Share Limit is subject to proportionate adjustment in the event of a reorganization, recapitalization, non-cash dividend, stock split or other similar transaction; provided, that if after giving effect to such full proportionate adjustment, the adjusted Regular Purchase Share Limit would preclude us from requiring LPC to subscribe for common shares in an amount equal to or greater than $100,000, then the Regular Purchase Share Limit will not be fully adjusted, but rather the Regular Purchase Share Limit shall be adjusted using the applicable purchase price on the applicable purchase date to effect a Regular Purchase Share Limit equal to, or as closely approximating without exceeding, $100,000. The aggregate price of any Regular Purchase shall not exceed $1,000,000. We may not issue any of our common shares as a Regular Purchase on a date in which the closing sale price of our common shares is below $0.25 (subject to adjustment for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction). The purchase price for Regular Purchases shall be equal to the lesser of (i) the lowest sale price of our common shares on the purchase date and (ii) the average of the three (3) lowest closing sale prices of our common shares during the ten (10) business days prior to the purchase date, as reported on the Nasdaq Capital Market.

We also have the right, at our sole discretion, to require LPC to make additional purchases of up to an aggregate of $2,000,000 in separate amounts of not less than $100,000 and up to $500,000 for each purchase, at a purchase price equal to the lesser of (i) $5.00 per common share or (ii) 96% of the purchase price, provided that (a) the closing price of the common shares is not below $1.00 and (b) the total number of outstanding common shares exceeds 12,500,000.

We can deliver notice for an additional purchase at any time, so long as at least fifteen (15) business days have passed since an additional purchase was completed.

The Purchase Agreement contains customary representations, warranties and agreements of the parties, certain limitations and conditions to completing future sale transactions, indemnification rights of LPC and other obligations of the parties. LPC has covenanted not to cause or engage in any manner whatsoever, any direct or indirect short selling or hedging of the Common Stock. We issued LPC a cash commitment fee of $250,000 for entering into this commitment.

We have agreed to file a registration statement on Form F-1 covering the resale of the common shares issuable to LPC under the Commitment Purchase Agreement in accordance with the terms of the Registration Rights Agreement.

The net proceeds under the Purchase Agreement to will depend on the frequency and prices at which we sell our common shares to LPC. We expect that any proceeds received by us from such sales to LPC will be used for working capital and general corporate purposes. We have the right to terminate the Purchase Agreement at any time for any reason upon one (1) business day’s written notice to LPC.

The foregoing description of the Purchase Agreement and the Registration Rights Agreement is a summary only and is subject to, and qualified in its entirety by, reference to the full text of the Purchase Agreement and the Registration Rights Agreement, each of which is attached hereto as Exhibits 10.1 and 10.2, respectively, and are incorporated herein by reference.

The representations, warranties and covenants contained in the Purchase Agreement and the Registration Rights Agreement were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to the Purchase Agreement and the Registration Rights Agreement, and may be subject to limitations agreed upon by the contracting parties. Accordingly, the Purchase Agreement and the Registration Rights Agreement are incorporated herein by reference only to provide investors with information regarding the terms of the Purchase Agreement and the Registration Rights Agreement, and not to provide investors with any other factual information regarding our Company or its business, and should be read in conjunction with the disclosures in our periodic reports and other filings with the SEC.

The Purchase Agreement replaces an earlier one, which was executed in October 2017 and expired formally in March 2018 due to the reverse merger of the Company with one of its subsidiaries.

INCORPORATION BY REFERENCE

The text above under “Entry into a Material Definitive Agreement” and Exhibits 10.1, and 10.2 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number 333-223855) of Auris Medical Holding AG and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auris Medical Holding AG

By:	/s/ Hernan Levett
	Name:	Hernan Levett
	Title:	Chief Financial Officer

Date: May 2, 2018

EXHIBIT INDEX

Exhibit Number	Description
10.1	Purchase Agreement, dated as of May 2, 2018, by and between Auris Medical Holding AG and Lincoln Park Capital Fund, LLC.
10.2	Registration Rights Agreement, dated as of May 2, 2018, by and between Auris Medical Holding AG and Lincoln Park Capital Fund, LLC.